March 23, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rito Group Corp.

Form S-1/A

Filed February 29, 2016

File No. 333-206319

To the men and women of the SEC:

On behalf of Rito Group Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 17, 2016 addressed to Mr. Choi, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on February 29, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Dilution, page 17

1. Please revise to include the information as of the most recent period included in the filing, which currently is December 31, 2015.

Company Response:

We have revised the information to reflect the values for the most recent period ended December 31, 2015. Please see page 17.

Report of Independent Registered Public Accounting Firm, page F-2

2. We have reviewed your response to comment 1. You indicate that Weld Asia and Weld Asia Associates are two different firms and are not affiliated. Please describe to us the differences between the two firms, including lists of officers, directors, and employees; phone numbers; street addresses; and corporate structure. Please ensure your response covers the period from August 14, 2014 to the current date.

Company Response:

Weld Asia CPA (HK) Limited and Weld Asia Associates are two completely separate and unaffiliated firms from one another. Any reference herein to “Weld Asia” refer to Weld Asia CPA (HK) Limited.

Nature of business (Weld Asia): Operations consists of accounting, taxation and audit services to clients in Hong Kong.

Nature of business (Weld Asia Associates): Weld Asia Associates is a licensed PCAOB auditor that provides accounting and auditing services to public companies in various locations. Weld Asia Associates is based in Malaysia.

History of Weld Asia CPA (HK) Limited:

Time period	Address & Telephone number	Officer(s) & Director(s)	Employee(s)
August 14, 2014 to September 19, 2014	9/F, Kam Chung Commercial Building, 19-21 Hennessy Road, Wanchai, Hong Kong Tel: 852-31117718	No officer(s) Director: Chan Yiu Fai Director: Loke Che Chan, Gilbert	1. Chan Yiu Fai 2. Loke Che Chan, Gilbert
September 19, 2014 to July 3, 2015	Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong Tel: 852-31117718	No officer(s) Director: Chan Yiu Fai Director: Loke Che Chan, Gilbert	1. Chan Yiu Fai 2. Loke Che Chan, Gilbert
July 3, 2015 to October 5, 2015	Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong Tel: 852-31117718	No officer(s) Director: Chan Yiu Fai Director: Pang King Sze Rufina	1. Chan Yiu Fai 2. Pang King Sze Rufina
October 5, 2015 to January 9, 2016	Unit 602, 6th Floor, Hoseinee House, 69 Wyndham Street Tel: 852-25732296	No officer(s) Director: Chan Yiu Fai Director: Pang King Sze Rufina	1. Chan Yiu Fai 2. Pang King Sze Rufina
January 9, 2016 to Present	Unit B, 15th Floor, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong Tel: 852-25732296	No officer(s) Director: Chan Yiu Fai Director: Pang King Sze Rufina	1. Chan Yiu Fai 2. Pang King Sze Rufina

Corporate Structure of Weld Asia CPA (HK) Limited:

Time period	Owners of Weld Asia CPA (HK) Limited
August 14, 2014 to September 25, 2014	Chan Yiu Fai: 50% Loke Che Chan, Gilbert: 50%
September 25, 2014 to July 3, 2015	Chan Yiu Fai: 0.1% Loke Che Chan, Gilbert: 99.9%
July 3, 2015 to Present	Chan Yiu Fai: 0.1% Pang King Sze Rufina: 99.9%

*The Company has made an oral request to Weld Asia Associates to provide the information requested which they have done and provided to us. It is as follows:

History of Weld Asia Associates:

Time period	Address & Telephone Number	Owners of Weld Asia Associates	Employee(s)
August 14, 2014 to November 18, 2015	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Tan Chin Huat Si Chay Beng	1. Tan Chin Huat 2. Si Chay Beng
November 18, 2015 to Present	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Tan Chin Huat Si Chay Beng Tan Poh Ling Lee Kim Wah	1. Tan Chin Huat 2. Si Chay Beng 3. Tan Poh Ling 4. Lee Kim Wah

Corporate Structure of Weld Asia Associates:

Time period	Owners of Weld Asia Associates
August 14, 2014 to November 18, 2015	Tan Chin Huat Si Chay Beng
November 18, 2015 to Present	Tan Chin Huat Si Chay Beng Tan Poh Ling Lee Kim Wah

Note 1. Description of Business and Organization, page F-7

3. We have reviewed your response to comment 2. We still do not understand the business purpose of the May 4, 2015 share exchange and the subsequent gifting of the shares back to Mr. Or Ka Ming ten days later on May 14, 2015. Please tell us why these transactions should not be considered linked transactions per the guidance in ASC 860-10-40-43 and 44. Please also tell us the business purpose of these transactions.

Company Response:

The Company believes that ASC 860-10-40 does not apply to these transactions as there were no repurchase financing involved.

The following table shows the business purpose of these transactions:

Transaction date	Business purpose
May 4, 2015 (1)	Business combination and Corporate restructuring by acquiring a non-Hong Kong company. Sino Union was deemed as the legal acquirer following the transaction and Rito International was deemed as the legal acquiree.
May 14, 2015 (2)	Loan repayment pursuant to loan agreement between Ms. Cheung Yuet Wah and Mr. Or Ka Ming.

(1) To transfer the ownership of Intellectual Property from Rito International to Sino Union.

(2) Background information:

On May 11, 2014, both Mr. Or Ka Ming and Ms. Cheung Yuet Wah entered into a loan agreement, whereas Mr. Or provided a personal loan to Ms. Cheung for her business venture. The loan was unsecured and for a tenure of one year with an interest rate of 3% per annum.

*To clarify, the shares were transferred from Ms. Cheung back to Mr. Or and were considered as the loan repayment by means of shares in lieu of cash.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 23, 2016

/s/ Choi Tak Yin Addy

Choi Tak Yin Addy

Chief Executive Officer